[LETTERHEAD]
November 19, 2009
VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102
Attn: Craig Ruckman

Re:	Transamerica Series Trust (the “Registrant”), on behalf of Transamerica Index 35 VP and Transamerica Index 100 VP (the “portfolios”) (File Nos. 033-00507; 811-04419)
To the Commission:
Reference is made to the filing of a registration statement on Form N-1A (Accession Number: 0000950123-09-035458) on August 14, 2009 on behalf of the Registrant. With respect to this registration statement, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Tim Bresnahan on September 30, 2009. Set forth below are the SEC comments and the Registrant’s responses.
1.	Comment: Principal Investment Strategies: Please provide a general description of exchange traded funds (“ETFs”) and describe how ETFs achieve their stated objectives. Also, please include various methods the underlying ETFs employ to track their respective indexes.

Response: The Registrant has added additional disclosure regarding ETFs generally. The Registrant notes that Appendix A to the prospectus discusses the methods the underlying ETFs employ to track their respective indexes.

2.	Comment: Principal Investment Strategies: Please identify those strategies of the underlying ETFs it is believed will be principal strategies of the portfolios. Also, please include specific risk factors for the underlying ETFs in the primary risk section.

Response: The Registrant notes that Appendix A (formerly Appendix B) of the prospectus provides a summary of the investment objectives and principal strategies and identifies the primary risks of each underlying ETF. Cross references to Appendix A have been added to each portfolio’s “Principal Investment Strategies” and “Primary Risks” sections.

3.	Comment: Appendix B: Appendix B notes that some of the ETFs employ passive management to track a relevant index, while others employ statistical methods. Given that certain ETFs will not purchase every security represented in an index, please clarify whether derivatives or other similar investment techniques will be used to approximate an index, and whether such transactions are expected to be a principal strategy for the portfolios.

Response: The Registrant notes that the underlying ETFs may use derivatives to a limited extent, and has supplemented Appendix A (formerly Appendix B) of the prospectus to disclose the underlying ETFs limited use of derivatives. As the use of derivatives is not a principal strategy of the underlying ETFs, the use of derivatives is not expected to be a principal strategy of the portfolios.

4.	Comment: Principal Investment Strategies: The disclosure notes that the sub-adviser may change the portfolio’s asset allocations and underlying ETFs at any time at its discretion. Please clarify whether active trading is a principal strategy, and if so, include appropriate risk disclosure.

Response: Active trading is not a principal investment strategy of the portfolios. Accordingly, no change has been made to the prospectus.

5.	Comment: Principal Investment Strategies: The disclosure notes that the sub-adviser may invest in institutional mutual funds, cash or cash equivalent securities or short-term debt securities, repurchase agreements and money market instruments without limit under adverse or unstable market conditions. Please clarify limitations on these types of securities during normal market conditions.

Response: Under normal market conditions, each portfolio expects to allocate substantially all of its assets among underlying ETFs. Any remaining assets may be invested in institutional mutual funds, cash or cash equivalent securities or short-term debt securities, repurchase agreements and money market instruments. There is no specific percentage limitation on these investments and, as such, no additional disclosure has been added.

6.	Comment: Principal Investment Strategies: The prospectus includes “foreign securities” as a primary risk. Please include investment in foreign securities in the portfolios’ principal investment strategies.

Response: The Registrant notes that, as disclosed in each portfolio’s “Principal Investment Strategies” section, the portfolios seek to achieve targeted exposure to international equities. Accordingly, the Registrant has not included any additional disclosure.

7.	Comment: Principal Investment Strategies: Separate the lists of underlying ETFs by “Equity ETFs and Bond ETFs” for Transamerica Index 35 VP, and by “Domestic Equity ETFs and Foreign Equity ETFs” for Transamerica Index 100 VP.

Response: The disclosure has been updated accordingly.

8.	Comment: Principal Investment Strategies and Primary Risks: Please ensure that the “Principal Investment Strategies” section correlates to the “Primary Risks” section as indicated by SEC comments.

Response: The disclosure has been updated accordingly.

9.	Comment: Primary Risks: The prospectus states that each portfolio is subject to primary investment risks, which mainly derive from the risks of the underlying ETFs in which it invests, as well as other risks described in Appendix A. Please clarify if the “other risks described in Appendix A” are to be considered principal risks.

Response: The Registrant has removed Appendix A of the prospectus and moved all non-principal risks to the portfolios’ Statement of Additional Information.

10.	Comment: Expenses: Clarify date of contractual waivers in the footnotes of the fee table.

Response: The disclosure has been updated to address the staff’s comment.

11.	Comment: Expenses: Please clarify the reference to footnote (d) in the fee table.

Response: The disclosure has been updated to address the staff’s comment.

12.	Comment: Expenses: Please disclose that expenses would be higher if life insurance policy or annuity contract charges were included in the fee table and expense examples.

Response: The Registrant notes that insurance product expenses are discussed under the “Expenses” heading in the prospectus. Accordingly, the Registrant has not included any additional disclosure.

13.	Comment: Expenses: Please clarify the reference to “SPIA and BOLI/COLI portfolios” in the portfolio manager’s biography.

Response: The disclosure has been updated address the staff’s comment.

14.	Comment: Appendix A: Please revise Appendix A to identify each portfolio that is subject to a particular strategy or risk. Please include non-principal risk factor strategy and risk factor discussion in the Statement of Additional Information.

Response: Please see the Response to Comment 9 above.
Statement of Additional Information
15.	Comment: Disclosure of Portfolio Holdings: Please clarify the discussion relating to “confidentiality agreements.”

Response: The Registrant has revised the disclosure to clarify the confidentiality obligations of those persons that receive non-public information concerning portfolio holdings.

16.	Comment: General: Please confirm the Independent Registered Certified Public Accounting Firm. The disclosure is blank.

Response: The disclosure has been updated to list PricewaterhouseCoopers LLP as the Registrant’s independent registered public accounting firm.

On behalf of the Registrant, it is hereby acknowledged:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.
Please contact me at (727) 299-1844 if you have any questions or require further information with regard to this filing.

Sincerely,
/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary

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